UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Madison Bancorp Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55660D 10 6

(CUSIP Number)

Michael P. Gavin

8615 Ridgely’s Choice Drive – Suite 111

Baltimore, Maryland 21236

(410) 529-7400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55660D 10 6	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Michael P. Gavin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,000 (1)
	8	SHARED VOTING POWER 1,073 (2)
	9	SOLE DISPOSITIVE POWER 31,000 (1)
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,073 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23% (3)
14	TYPE OF REPORTING PERSON IN

(1)     Amount includes 5,500 shares subject to stock options which may be exercised within 60 days.

(2)     Consists of 973 shares allocated to Mr. Gavin’s account under the Madison Square Federal Savings Bank Employee Stock Ownership Plan (“ESOP”) over such shares he shares voting power with the ESOP Trustees, and 100 shares owned by his adult son who resides in Mr. Gavin’s household. Mr. Gavin disclaims beneficial ownership with respect to shares held by his son.

(3)     Based on 608,116 shares outstanding at December 27, 2013 and assumes that the Report Person exercised options to purchase 5,500 shares of Madison Bancorp, Inc. common stock, which are exercisable within 60 days.

Item 1.                 Security and Issuer

This Schedule 13D is filed with respect to shares of common stock, par value, $0.01 per share (“Common Stock”), of Madison Bancorp, Inc. (the “Company”), located at 8615 Ridgley’s Choice Drive, Suite 111, Baltimore, Maryland 21236.

Item 2.                 Identity and Background

(a)	This Schedule 13D is being filed by Michael P. Gavin (the “Reporting Person”).

(b)	Mr. Gavin’s business address is c/o Madison Bancorp, Inc., 8615 Ridgley’s Choice Drive, Suite 111, Baltimore, Maryland 21236.

(c)	Mr. Gavin is the President, Chief Executive Officer and Director of the Company and the Company’s wholly owned subsidiary, Madison Square Federal Savings Bank (the “Bank”).

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Gavin is a citizen of the United States of America.

Item 3.                 Source and Amount of Funds or Other Consideration

Mr. Gavin purchased common stock with $100,000 in personal funds and $150,000 with his IRA funds in connection with the Bank’s 2010 mutual to stock conversion and the Company’s initial public offering. Mr. Gavin’s adult son purchased 100 shares with $1,000 in personal funds in the Company’s initial public offering. Mr. Gavin purchased an additional 500 shares with $4,650.00 in personal funds.

Mr. Gavin’s ESOP Account was allocated 973 shares, for which Mr. Gavin paid no consideration. In addition, Mr. Gavin was granted stock options to purchase an aggregate of 7,500 shares, of which 5,500 shares are vested or vest within 60 days. Mr. Gavin did not pay any consideration for these stock options.

Item 4.                 Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes. The Reporting Persons may, from time to time, acquire additional securities of the Company using personal or partnership funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as an executive officer and a director of the Company and the Bank, Mr. Gavin does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.                 Interest in Securities of the Issuer

(a)

Mr. Gavin beneficially owns a total of 32,073 shares of Common Stock, representing 5.23% of the 608,116 shares of Common Stock deemed outstanding as of December 27, 2013 and assuming that he has exercised stock options to purchase 5,500 shares of Common Stock. This amount includes the 10,500 shares owned directed by him, 15,000 shares held in his IRA, 973 shares allocated to his ESOP account, 100 shares owned by his adult son who resides in Mr. Gavin’s household, 3,000 shares underlying vested stock options and 2,500 shares underlying stock options which are exercisable in 60 days.

(b)

Mr. Gavin has sole voting and dispositive power over 31,000 shares (which includes the 5,500 underlying stock options) beneficially owned by him, may be deemed to share voting and dispositive power over the 100 shares of Common Stock owned by his adult son and shares voting with the ESOP trustees, and has shared voting power but no dispositive power over the 973 shares held in his ESOP account.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                 Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 18, 2014	/s/ Michael P. Gavin
Michael P. Gavin